ALEXCO RESOURCE CORP.

December 17, 2010

Report of Voting Results

Pursuant to section 11.3 of National Instrument 51-102, the following matters were put to vote at the annual meeting of shareholders of Alexco Resource Corp. (the "Issuer") held on December 17, 2010. The report on the voting results are as follows:

1. Number of Directors

By a vote of show of hands, the number of directors of the Issuer was determined at six.

2. Election of Directors

By a vote of show of hands, the following persons were elected as directors of the Issuer:

Clynton R. Nauman
Michael D. Winn
George Brack
Rick Van Nieuwenhuyse
David H. Searle
Terry Krepiakevich

3. Appointment of Auditors

By a vote of show of hands, PricewaterhouseCoopers LLP was appointed as auditor of the Issuer for the ensuing year.

Alexco Resource Corp.

Per: ______________________________
David Whittle, Chief Financial Officer and Secretary